Brooks Automation, Inc.

15 Elizabeth Drive

Chelmsford, Massachusetts 01824

August 9, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Brooks Automation, Inc.
Registration Statement on Form S-3
File No. 333-189582
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Brooks Automation, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-189582) (the “Registration Statement”) so that it may become effective at 5:00 p.m., Eastern Daylight Time, on August 13, 2013, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at (978) 262-2400, or Erika Robinson of WilmerHale at (202) 663-6402.

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Very truly yours, BROOKS AUTOMATION, INC.

By:	/s/ Jason W. Joseph
Name: Title:	Jason W. Joseph Vice President, General Counsel & Secretary

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